Exhibit 6.15

UNSECURED DEMAND PROMISSORY NOTE

$100,000	Dated July 15th, 2020

For value received, GoooGreen, Inc., a NV Corp. (“Borrower”), hereby promises to pay on demand to the order of Tiger Trout Capital Puerto Rico, LLC. a Puerto Rico LLC. (“Holder”), the principal sum of One Hundred Thousand Dollars ($100,000) under this Unsecured Demand Promissory Note (this “Note”). In addition, Holder agrees not to charge interest on such principal amount outstanding from the date hereof until such principal amount is paid in full.

The date and amount of advance shall be recorded and endorsed by Holder on the date hereof; provided, however, that any failure to make such recordation or endorsement shall not limit or otherwise affect the obligations of Borrower hereunder. The date, amount of principal paid or prepaid and running unpaid principal balance shall be recorded and endorsed by Holder with respect to each such payment or repayment of principal.

Notwithstanding any other provision of this Note, if demand for payment has not theretofore been made, all payments of principal and interest shall be due on or before July 15th, 2021.

Borrower hereby waives diligence, presentment, demand, protest, notice of honor, and notices of any kind in the enforcement of this Note. The non-exercise by the Holder hereof of any of its rights under this Note in any particular instance shall not constitute a waiver thereof in that or any subsequent instance. Borrower hereby waives, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder or to any action to enforce this Note.

As of the date hereof, Borrower represents and warrants to Holder as follows;

(a) Borrower is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full power and authority to own its property and assets and to carry on its business as now being conducted.

(b) The execution, delivery and performance by Borrower of this Note are within Borrower’s corporate powers, have been duly authorized by all necessary corporate action of Borrower, and do not contravene Borrower’s Articles of Incorporation or Bylaws or any law or material contractual restriction binding on or affecting Borrower.

(c) This Note is the legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms.

(d) No consent of any other person or entity and no authorization, approval or other action by, and no notice to or filing with any governmental or regulatory body is required for the execution, delivery or performance of this Note by Borrower.

Borrower agrees to pay all costs and expenses, including without limitation reasonable attorneys’ fees, incurred by Holder in connection with enforcement of this Note and any other documents associated therewith.

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Nothing contained herein shall require the payment of any interest when the same is not required or would be unlawful under any applicable law. Notwithstanding anything herein to the contrary, any payment under this Note, shall be applied to principal.

In the event any one or more provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provision of this Note and the remaining provisions of this Note shall remain in full force and effect.

This Note shall be governed by and construed in accordance with the laws of Nevada.

GoooGreen, Inc.

By:
Name: Frank Magliochetti
Title: CEO

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